Mail Stop 4561

				September 7, 2005


Mahendra Negi
Chief Financial Officer
Trend Micro Incorporated
Shinjuku MAYNDS Tower, 1-1
Yoyogi 2-chome
Shibuya-ku, Tokyo 151-0053, Japan

Re:	Trend Micro Incorporated
Form 20-F for Fiscal Year Ended December 31, 2004
File No. 333-10486

Dear Mr. Negi:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Information on the Company

Business Overview

Regional Overview, page 26

1. We note your disclosure that you "make rebate payments to SOFTBANK based on SOFTBANK`s achievement of sales targets." Tell us the amount of rebates recorded in each period presented, where the rebates are reflected in the consolidated statements of income and your accounting policy related to these rebate payments. Describe your consideration of paragraph 9 of EITF 01-09.

Note 1 - Significant Accounting Policies

Revenue recognition, page F-12

2. You state that the Company may approve certain returns from intermediaries or end-users. Tell us how your accounting for these return rights complies with each of the criteria set forth in paragraph 6 of SFAS 48. In addition, your response should address SAB Topic 13A(4)(b).

3. Your disclosures on page 33 indicate that you maintain separate valuation accounts for the allowances for doubtful accounts and sales returns. Tell us why you have not separately presented these amounts in Schedule II. Provide us with this data separately for each valuation allowance.

Note 10 - Research and development and maintenance sots, and software development costs, page F-20

4. We note that you classify maintenance costs within operating expenses. Tell us why you do not consider these costs to be costs of revenue. Describe the nature of the maintenance costs, indicating whether they are incurred for enhancement or for maintenance. Address Questions 23 to 25 of FASB Staff Implementation Guide to SFAS
86 in your response. Additionally, provide a similar explanation for the classification of customer support costs (Note 18, page F-33) as operating expenses instead of costs of revenue. Describe whether the support is for sales and marketing or for post-sales customer support.

Note 12 - Short-term borrowings and log-term debt, page F-22

5. We note that "based on [your] incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration." With regard to these transactions, we have the following comments:
* Given that you repurchased these warrants "at the same time" as they were issued, explain why you structured these transactions as debt issuances rather than issuing the warrants to the individuals directly.
* Tell us how you accounted for the relative fair value of the warrants at issuance and upon repurchase.

Note 13 - Stock Option, page F-22

6. We note that the warrant activity table shows warrants being redeemed. Tell us what is meant by "redemption" of these warrants, the circumstances surrounding these redemptions and at what value were they redeemed (e.g., fair value). See Issue 23 of EITF 00-23 and
Question 14 of FIN 44.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Jason Niethamer at 202-551-3855, Tammy Tangen at
202-551-3443 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,



Stephen Krikorian Accounting Branch Chief

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Mahendra Negi
Trend Micro Incorporated
September 7, 2005
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